UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

QuantRx Biomedical Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

74765N109

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                 Rule 13d-1(b)

☒                 Rule 13d-1(c)

☐                 Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74765N109

1.	names of Reporting Persons Mark Capital LLC
2.	check the appropriate box if a member of a group (a)☐ (b)☑
3.	sec use only
4.	citizenship or place of organization Delaware Limited Liability Company
NUMBER OF	5.	sole voting power 2,375,000
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 0
EACH REPORTING PERSON	7.	sole dispositive power 2,375,000
WITH	8.	shared dispositive power 0
9.	aggregate amount beneficially owned by each reporting person 2,375,000
10.	check box if the aggregate amount in row (9) excludes certain shares☐
11.	percent of class represented by amount in row (9) 5.35%
12.	type of Reporting Person OO

Page 2 of 7 Pages

CUSIP NO. 74765N109

1.	names of Reporting Persons Evan M. Levine
2.	check the appropriate box if a member of a group (a)☐ (b)☑
3.	sec use only
4.	citizenship or place of organization United States
NUMBER OF	5.	sole voting power 3,163,800(1)
SHARES BENEFICIALLY OWNED BY	6.	shared voting power 0
EACH REPORTING PERSON	7.	sole dispositive power 3,163,800(1)
WITH	8.	shared dispositive power 0
9.	aggregate amount beneficially owned by each reporting person 3,163,800(1)
10.	check box if the aggregate amount in row (9) excludes certain shares ☐
11.	percent of class represented by amount in row (9) 7.12%
12.	type of Reporting Person IN

(1) Represents (i) 2,375,000 shares owned by Mark Capital LLC, (ii) 727,400 held by Mr. Levine as custodian for his minor children and (iii) 61,400 shares owned by the Evan M. Levine Roth IRA.  Mr. Levine is the managing member of Mark Capital LLC and the beneficiary of the Evan M. Levine Roth IRA.  Mr. Levine is deemed to have beneficial ownership of these shares.

Page 3 of 7 Pages

CUSIP NO. 74765N109

Item 1(a).	Name of Issuer:

QuantRx Biomedial Corporation

Item 1(b).	Address of Issuer’s Principal Executive Office:

100 S. Main Street, Suite 300
Doylestown, PA 18901

Item 2(a).	Name of Person Filing:

This statement is being filed by Mark Capital LLC and Evan M. Levine.

Item 2(b).	Address of Principal Business Office:

5173 Seagrove Place
San Diego, CA 92130

Item 2(c).	Citizenship:

Mark Capital LLC is a Delaware limited liability company. Mr. Levine is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

74765N109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Page 4 of 7 Pages

CUSIP NO. 74765N109

Item 4.	Ownership.

Based solely upon information set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission on November 11, 2009, there were 44,427,630 shares of the Issuer’s common stock outstanding as of November 10, 2009.  The ownership percentages stated below are based upon this amount of outstanding shares.

Mark Capital LLC beneficially owns 2,375,000 shares of the Issuer’s common stock, which constitutes 5.35% of the Issuer’s outstanding common stock.

Mr. Levine benefically owns 3,163,800 shares of the Issuer’s common stock (which consists of (i) 2,375,000 shares owned by Mark Capital LLC, (ii) 727,400 held by Mr. Levine as custodian for his minor children and (iii) 61,400 shares owned by the Evan M. Levine Roth IRA), which constitutes 7.12% of the Issuer’s common stock.  Mr. Levine is the managing member of Mark Capital LLC and the beneficiary of the Evan M. Levine Roth IRA.

Number of shares as to which Mark Capital LLC has:

(i) Sole power to vote or to direct the vote:  2,375,000

(ii) Shared power to vote or to direct the vote:  0

(iii) Sole power to dispose or to direct the disposition of:  2,375,000

(iv) Shared power to dispose or to direct the disposition of :  0

Number of shares as to which Mr. Levine has:

(i) Sole power to vote or to direct the vote:  3,163,800

(ii) Shared power to vote or to direct the vote:  0

(iii) Sole power to dispose or to direct the disposition of:  3,163,800

(iv) Shared power to dispose or to direct the disposition of :  0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Page 5 of 7 Pages

CUSIP NO. 74765N109

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 7 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2010

MARK CAPITAL LLC

By:	/s/ Evan M. Levine
Evan M. Levine, Managing Member

EVAN M. LEVINE

/s/ Evan M. Levine
Evan M. Levine, an individual

Page 7 of 7 Pages